SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of October, 2004.

List of Exhibits:

1.	Press release regarding Exercise of options by director (correction) dated 21 October 2004;

2.	Press release regarding BioProgress announces China supply agreement with AXM Pharma, Inc. dated 21 October 2004; and

3.	Press release regarding NASDAQ listing dated 21 October 2004

Exhibit 1

BioProgress PLC

21 October 2004

CORRECTION - Exercise of options by director

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, advises that further to the announcement on 18 October 2004 about the sale of ordinary shares by Graham Hind, 100,000 ordinary shares of 1p each in the capital of the Company have been issued and allotted following the exercise of 100,000 options at US$1.50 each by Graham Hind. These options had an expiry date of 31 December 2005 and not 31 December 2004 as was incorrectly advised on 18 October 2004.

Application will be made for the 100,000 new ordinary shares to be admitted to trading on the Alternative Investment Market (“AIM”) of London Stock Exchange plc. Admission of the new ordinary shares is expected to become effective on 27 October 2004.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Exhibit 2

BioProgress PLC

21 October 2004

BioProgress announces China supply agreement with AXM Pharma, Inc. (“AXM Pharma”)

BioProgress plc (LSE: AIM: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that it has granted exclusive distribution rights in China and Taiwan to AXM Pharma, Inc. (AMEX: AXJ) for certain formulations of BioProgress’ revolutionary Soluleaves™ oral drug and flavours delivery technology that uses dissolve-in-the-mouth films. This agreement is for an initial period of two years, which could then be extended by mutual agreement.

The products, which include children’s multi vitamins, Vitamin C and Echinacea dissolve-in-the-mouth films, will be manufactured by BioTec Films LLC in Tampa, Florida and will be distributed by AXM Pharma under both the Sunkist® brand and AXM Pharma’s house brands. Sunkist® is America’s largest citrus marketing cooperative – its grower-owners are 6,000 citrus producers in California and Arizona, most of whom are small family farmers.

Graham Hind, Chief Executive of BioProgress, said: “This agreement with AXM Pharma represents our first foray into the highly lucrative Chinese marketplace in an extremely cost effective manner, and I am confident that it will add at least $2 million to our revenues during the initial two year period, with the majority of this flowing straight through to the bottom line. AXM Pharma has a solid track record of marketing and distributing pharmaceutical products throughout China and we are well positioned to benefit from their existing channels to market.”

Peter Cunningham, President and CEO of AXM Pharma, said: “We are very excited about this agreement with BioProgress, and particularly for Sunkist® products where we have exclusive rights in China. AXM has considerable experience in China and we expect the Soluleaves™ technology to add significant value to our product offering in this vast market.”

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes

Exhibit 3

BioProgress PLC

21 October 2004

NASDAQ listing

BioProgress plc (“BioProgress”) (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, today lists its American Depositary Shares (“ADSs”) on the NASDAQ National Market (“NASDAQ”) under the ticker symbol “BPRG.”

Graham Hind, Chief Executive of BioProgress said: “Our NASDAQ listing will increase the Company’s visibility in the world’s largest capital market on the back of what have recently become significant US-based operations and agreements; as well as creating a more efficient trading platform for BioProgress’s US-based shareholders and attracting new ones.”

“We’re excited about today’s listing as it reflects BioProgress’s stature as a growing influence and major player in the global encapsulation market. BioProgress has the right technology at the right time, with pharmaceutical and dietary supplements industries under growing pressure worldwide to replace animal-derived materials—we are providing a fast, efficient and cost-effective alternative.”

BioProgress has agreements in place with Wyeth, Perrigo, FMC BioPolymer, BMS ConvaTec, Colgate Palmolive, and others and the Company’s strategy is aimed at seizing market opportunities and maximizing the potential of its innovative proprietary technologies.

No new shares will be issued in conjunction with the NASDAQ listing and one ADR share will represent ten Ordinary Shares in the Company.

BioProgress’s Ordinary Shares are listed in the United Kingdom on the AIM (Alternative Investment Market) under the ticker symbol “BPRG” and the Company believes it is AIM’s most traded stock with an average daily volume of 2.9 million shares since the beginning of 2004.

JPMorgan Chase Bank has been appointed as the US depositary for BioProgress’ ADR’s listing on the NASDAQ.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: October 21, 2004	Elizabeth Edwards
Chief Financial Officer